May 1, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Walsh Stephen Krikorian

Re:	AMC Networks Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-35106

Ladies and Gentlemen:

Following our telephone conversation with Melissa Walsh on April 28, 2025, this letter is provided to supplement our response letter dated April 16, 2025.

For reference purposes, we have set forth each comment from your initial letter dated April 7, 2025 in bold, immediately followed by the Company’s supplemental response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements

Note 12. Leases, page F-33

1.

We note your disclosure that most of your leases do not provide an implicit rate, so you use your incremental borrowing rate. Tell us how your determination of the discount rate for your leases complies with the guidance in ASC 842-20-30-3. That is, even though your operating leases do not provide an implicit rate, explain whether the rates implicit in any of your leases are readily determinable from information provided in the lease.

Company Response:

In future filings, the Company will state that the rate implicit in our leases is not readily determinable and revise our disclosure to add the following language:

“Since the rate implicit in our leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of the lease payments.”

Note 20. Segment Information, page F-44

2.

You indicate that the chief operating decision maker (“CODM”) uses segment adjusted operating income (“AOI”) as the measure of profit or loss for your operating segments. We note you also present operating income for each reportable segment. Tell us whether the CODM receives operating income for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or loss, such as operating income and AOI, explain what consideration you gave to the guidance in ASC 280-10-50-28A, which indicates that at least one of the reported segment profit or loss measures shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. In this regard, certain disclosures are required for each reported measure of a segment’s profit or loss. See ASC 280-10-50-28C.

Company Response: In future filings, the Company will amend its presentation in the segment footnote to include only operating income on a consolidated basis as part of a reconciliation of segment adjusted operating income to consolidated income before income taxes, as proposed below.

	Year Ended December 31, 2024
(In thousands)	Domestic Operations	International	Total
Revenues, net from external customers
Subscription	$1,275,127	$196,924	$1,472,051
Advertising	561,301	115,333	676,634
Content licensing and other	264,772	7,857	272,629

	2,101,200	320,114	2,421,314
Inter-segment revenues (Content licensing and other) (a)	11,789	4,914	16,703

	$2,112,989	$325,028	2,438,017
Reconciliation of revenue
Elimination of inter-segment revenues (a)			(16,703)

Total consolidated revenues, net			$2,421,314

Less: (b)
Content expenses	851,702	79,989
Marketing, research, and advertising sales expenses	298,267	23,842
Other (c)	343,441	156,292

Segment adjusted operating income	$619,579	$64,905	$684,484

Reconciliation of total segment adjusted operating income
Elimination of inter-segment profits			(2,228)
Unallocated corporate overhead costs (d)			(119,683)
Share-based compensation expenses			(26,051)
Depreciation and amortization			(98,015)
Impairment and other charges			(399,513)
Restructuring and other related charges			(49,464)
Cloud computing amortization			(13,452)
Majority-owned equity investees AOI			(15,678)

Operating income (loss)			(39,600)
Other income (expense):
Interest expense			(166,186)
Interest income			36,803
Loss on extinguishment of debt, net			(105)
Miscellaneous, net			(5,409)

Income (loss) from operations before income taxes			$(174,497)

(a)

Inter-segment revenues primarily relate to Domestic Operations content licensing sales to International, as well as services performed by AMCNI on behalf of businesses within the Domestic Operations segment.

(b)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(c)

Other for each reportable segment primarily includes employee-related costs, information technology costs, professional services expenses, occupancy expenses, certain overhead expenses and the Company’s proportionate share of adjusted operating income (loss) from majority-owned equity method investees.

(d)	Unallocated corporate overhead costs include costs such as executive salaries and benefits and costs of maintaining corporate headquarters, facilities and common support functions.

In future filings, the Company will also amend its presentation of the below tables in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to conform to the updates in the segment footnote.

The ‘Financial Highlights’ table previously presented revenues, operating income, and adjusted operating income on a segment basis. The Company will amend its presentation to present these amounts on a consolidated basis, as proposed below.

Financial Highlights

The tables presented below set forth our consolidated revenues, net, operating income (loss) and adjusted operating income (loss) (“AOI”)1, for the periods indicated.

(In thousands)	Year Ended December 31,

	2024	2023
Revenues, net	$2,421,314	$2,711,877

Operating Income (Loss)	$(39,600)	$388,412

Adjusted Operating Income	$562,573	$670,104

[1]

Adjusted Operating Income (Loss) is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section on page 58 for additional information, including our definition and our use of this non-GAAP financial measure, and for a reconciliation to its most comparable GAAP financial measure.

The following table within ‘Segment Results of Operations’ reflects proposed updates to remove the segment reference for Corporate/Inter-segment Eliminations and clarify language for Selling, general, and administrative expenses to more clearly align with the ‘Reconciliation of total segment adjusted operating income’ section of the segment footnote table.

Corporate / Inter-segment Eliminations

The following table sets forth our Corporate / Inter-segment Eliminations results for the periods indicated.

	Years Ended December 31,		Change
(In thousands)	2024	2023	2024 vs. 2023
Revenues, net	$(16,703)	$(9,186)	81.8%

Technical and operating expenses (excluding depreciation and amortization) (a)	(9,767)	(11,934)	(18.2)%
Selling, general and administrative expenses (b)	114,975	105,936	8.5%

	$(121,911)	$(103,188)	18.1%

(a)	Technical and operating expenses excludes cloud computing amortization
(b)	Selling, general and administrative expenses excludes share-based compensation expenses and cloud computing amortization, and are presented net of inter-segment eliminations

Selling, general and administrative expenses

Selling, general and administrative expenses consist of unallocated executive management and administrative support services, such as executive salaries and benefits costs, costs of maintaining corporate headquarters, facilities and common support functions. Selling, general and administrative expenses increased primarily due to higher employee related costs, including higher allocated overhead costs and compensation incurred in connection with an executive officer’s separation agreement.

The ‘Non-GAAP Financial Measures’ table previously reconciled Operating income to Adjusted operating income on a segment basis. The Company will amend its presentation to reconcile Income (loss) from operations before income taxes to Adjusted operating income on a consolidated basis, as proposed below.

Non-GAAP Financial Measures

	Year Ended December 31,
(In thousands)	2024	2023
Income (loss) from operations before income taxes	$(174,497)	$296,006
Other income (expense):
Interest expense	(166,186)	(152,703)
Interest income	36,803	37,018
Loss on extinguishment of debt, net	(105)	—
Miscellaneous, net	(5,409)	23,279

Operating income (loss)	(39,600)	388,412
Share-based compensation expenses	26,051	25,665
Depreciation and amortization	98,015	107,402
Impairment and other charges	399,513	96,689
Restructuring and other related charges	49,464	27,787
Cloud computing amortization	13,452	10,543
Majority owned equity investees AOI	15,678	13,606

Adjusted operating income (loss)	$562,573	$670,104

3.

Please revise future filings to reconcile the total of the reportable segments’ amount for each measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-28C. In this regard, the reconciliation should include a single amount for the subtotal of the reportable segments’ measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. The segment note currently separates reconciling items among the reportable segments and Corporate / Inter-segment eliminations category and results in the presentation of an additional non-GAAP measure of consolidated adjusted operating income.

Company Response: In future filings, the Company will amend its presentation to include a reconciliation of segment adjusted operating income to consolidated income before income taxes, as proposed in our response to Comment #2 above.

In connection with our responses, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions, please contact Michael Sherin, Chief Accounting Officer, at Michael.Sherin@amcnetworks.com or Patrick O’Connell, Chief Financial Officer, at Patrick.OConnell@amcnetworks.com.

Sincerely,

/s/ Patrick O’Connell

Patrick O’Connell

Executive Vice President and Chief Financial Officer

/s/ Michael J. Sherin III

Michael J. Sherin III

Executive Vice President and Chief Accounting Officer

cc:	Kristin A. Dolan, Chief Executive Officer Sal Romanello, Executive Vice President and General Counsel (AMC Networks Inc.) Robert W. Downes, Esq. (Sullivan & Cromwell LLP) Daniel Meagher (KPMG LLP)